52 Edison Court, Unit E
Monsey, NY 10952
E:   info@gisser.com
W:  www.gisser.com
P:   845.356.8008
F:   845.356.8118

January 7, 2010

Thomas G. Haff & Susan Cariffe
496 Lt Brender Hwy
Ferndale, NY 12734

Dear Mr. and Mrs. Haff-Cariffe,

This is an attempt to regain rightful possession of properties owned by myself or my Company, Gisser Automotive Concepts, Inc.

I have requested that you release all of my assets on numerous occasions in the past, yet you have made it impossible for me to gain possession. In addition, you have received payment for work that you were to perform to these assets. Yet it is 9 months later and you still have not completed these 40 hours of work. Further, after cursory examination and viewing of these assets, it is clear that while in your possession you have done additional damage to these assets and any repairs you did attempt were done at a substandard level. We have also become aware that you are not licensed by the New York State Department of Motor Vehicles to perform these repairs contrary to your statements. As such, you have made a gross misrepresentation to all involved.

You were aware and reminded on several occasions that these assets, valued at over $2.5 million, are key to the operation of my Company, are being withheld without permission. Your refusal to give possession of these assets, the delay in performing the agreed work and causing other damages, have also resulted in lost opportunities to obtain financing for my Company among other damages.

At this time we are demanding that you immediately collect all property being held at 303 Harris Road Ferndale, NY 12734 and 496 Lt Brender Hwy Ferndale, NY 12734 and included here in Exhibit A, release it and make it available for pickup by myself or my agents. Given that you or persons in your care have caused damage to certain property, we expect all of this property to be in the condition you have received it in and in the case you were paid for repairs that they were made satisfactorily. If not, you will be responsible for the cost of those repairs already paid to you.

Further, your attempt to extort and blackmail me for $50,000 is criminal and will not be tolerated or discussed except in my report of this to the Police, Sheriff or any other jurisdictional legal authority.

As you know, it was the Company’s intention that you remain a Director and possible Production Manager once we obtain the crucial funding necessary to produce our product. Your actions have not only caused us to lose promising financial opportunities, but have resulted in you no longer having any opportunity with my Company. The Company held a Meeting of the Board of Directors on January 7, 2010 and it was unanimously voted that you were to be removed for the ongoing damages and criminal actions you have perpetrated.

Disregard for my final request for the return of my property will result in legal action against you and any other parties who lease or own the premises where this property is being withheld for the maximum ongoing damages you are incurring in addition to the value of my property.

I suggest that you promptly respond to this request by certified mail, my attention at the address above so as not to cause legal action to commence which may or may not be filed in five days or thereafter with or without your response.

Sincerely,

Daryl K. Gisser
President, GAC

Original Designs Engineers of Transportation

Exhibit A

1)	1994 20’ BK Homemade Trailer	NYA439340 LTR Plate AT50942
Automobile Transporter

2)	Chassis Jigs/Fixtures & Horses 5’ x 10’ Steel Tables on above auto transporter trailer

3)	1984 Corvette	VIN 1G1AY0789E5120066
White MEC4

4)	1984 Corvette	VIN 1G1AY0780E5147043
Red MEC4

5)	4 wheels for white MEC4

6)	Extra set of 4 wheels (original from car)

7)	5hp Ind. Shop Compressor with hoses (Sanborn Magna Force)

8)	(2) Ready heaters

9)	Car Rollers (4)

10)	Torch/Cylinder tank & welding heads

11)	Mighty Carpet Cleaner & attachments (deterg)

12)	Exhaust system or any integral components removed from any of his vehicles or property:
Shifter ball, carpet, seats, clutch disc, trans gears, front radiator panel, exhaust mesh,
Lenses from wht MEC4, items removed from 53’ truck

Roof Tool

Box of GAC Mktg Materials

Center caps from all 8 aluminum wheels

Center Tool for wheels

Shock adjusting tool